Exhibit 99.10

CONSENT OF GOKTUG EVIN

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sandstorm Gold Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, Goktug Evin, BSc Eng, SME-RM, consent to: (i) the inclusion and incorporation by reference in the Annual Report of references to and information, including of a scientific and technical nature, derived or summarized from the technical report (“Technical Information”) entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or “qualified person”, and my involvement in the preparation of the Technical Report and Technical Information, in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name, including as an expert or “qualified person”, in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

Date: March 31, 2022

/s/ Goktug Evin
Name:	Goktug Evin, BSc Eng, SME-RM
Title:	Practice Leader/Principal Consultant (Hydrogeologist)
Company:	SRK Consulting (U.S.), Inc.